SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s fourth quarter of
2018 financial and operating report

Mexico City, February 12th, 2019 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the fourth quarter of 2018.

•

We gained 1.5 million postpaid subscribers in the fourth quarter, including 1.2 million in Brazil, and nearly 200 thousand in Mexico. Our postpaid base increased 7.2% year-on-year. Prepaid net subscriber gains accelerated sharply in Mexico, Colombia, the Argentinean block and the U.S. form the prior quarter, while postpaid gains did so in Brazil.

•	Fixed-broadband is still the main driver on the fixed-line platform; we connected 590 thousand new accesses, a 5.6% increase.
•

Revenues of 262 billion pesos were nearly flat in Mexican peso terms from the year-earlier quarter. At constant exchange rates, service revenues expanded 3.0%, roughly the same pace observed the prior quarter.

•	Fixed-broadband and mobile postpaid were the main drivers of revenue growth, increasing 9.5% and 7.9%, respectively, followed by mobile prepaid revenues, up 3.2%. PayTV revenues were down 2.5%.
•	EBITDA came in at 70.6 billion pesos in the quarter and remained practically unchanged relative to last year in Mexican peso terms, whereas at constant exchange rates, it rose 6.8%.
•	Our operating profit increased by 25.6% to 35.9 billion pesos, partly on account of reduced depreciation charges in Brazil.
•	Comprehensive financing costs declined 68% over the year to 12.1 billion pesos. This reduction arises from the release of provisions in Brazil related to a tax dispute that was resolved favorably.
•	We obtained a net profit of 9.5 billion pesos in the quarter, bringing the total for the year to 45.7 billion pesos, up 8.4%.
•

Our cash flow covered our capital expenditures of 152 billion pesos and allowed us to significantly reduce our liabilities, funneling 41.6 billion pesos to the amortization of financial debt and 14.3 billion pesos to pension obligations.

•	At year-end our net debt stood at 568.2 billion pesos; it was equivalent to 1.88 times the year’s EBITDA.

América Móvil’s Subsidiaries as of December 2018
Country	Brand	Business	Equity
			Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.8%
	Sección Amarilla(1)	other	100.0%
	Telvista	other	90.0%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	98.5%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	16.1%
Austria	Telekom Austria	wireless/wireline	51.0%
(1) Equity Participation of TEINTL of which América Móvil owns 100%.

Relevant Events

On January 24th, we entered into an agreement to acquire 100% of Telefónica Móviles Guatemala at a price of US$333 million and 99.3% of Telefónica Móviles El Salvador for US$315 million. The acquisition of Guatemala has been completed; that of El Salvador is awaiting regulatory approval.

América Móvil Fundamentals (in accordance with IFRS)
	4Q18	4Q17
Earnings per Share (Mex$) (1)	0.14	-0.16
Earning per ADR (US$) (2)	0.15	-0.17
EBITDA per Share (Mex$) (3)	1.07	1.07
EBITDA per ADR (US$)	1.08	1.13
Net Income (millions of Mex$)	9,518	-10,563
Average Shares Outstanding (billion)	66.04	66.07
(1) Net Income / Average Shares Outstanding
(2) 20 shares per ADR
(3) EBITDA / Average Shares Outstanding

Access Lines

Our wireless subscriber base comprised 75.7 million postpaid clients at year-end and just over 200 million prepaid subs. The former figure rose 7.2% year-on-year while the latter declined 4.0%. Net additions in the contract segment totaled 1.5 million subs and include 1.2 million in Brazil and almost 200 thousand in Mexico.

Prepaid net subscriber gains accelerated sharply in Mexico, Colombia, the Argentinean block and the U.S. from the prior quarter, with 547 thousand in Mexico, 398 thousand in Colombia, 90 thousand in the Argentinean block and 66 thousand in the U.S. (excluding Safelink). In Brazil and Central America we had a subscriber clean up, which explains the net loss of 5.1 million prepaid subs in the quarter.

Fixed RGUs increased 1.5% driven by broadband services as we connected 590 thousand new accesses. They were up 5.6% year-on-year.

Wireless Subscribers as of December 2018
	Total(1) (Thousands)
Country	Dec ’18	Sep ’18	Var.%	Dec ’17	Var.%
Argentina, Paraguay and Uruguay	24,264	24,130	0.6%	24,091	0.7%
Austria & CEE	21,000	21,099	-0.5%	20,658	1.7%
Brazil	56,416	58,954	-4.3%	59,022	-4.4%
Central America	14,364	15,954	-10.0%	15,927	-9.8%
Caribbean	5,887	5,809	1.3%	5,637	4.4%
Chile	6,707	6,823	-1.7%	6,985	-4.0%
Colombia	29,681	29,233	1.5%	29,353	1.1%
Ecuador	8,246	8,160	1.0%	7,960	3.6%
Mexico	75,448	74,704	1.0%	73,855	2.2%
Peru	12,098	12,710	-4.8%	12,392	-2.4%
USA	21,688	21,793	-0.5%	23,132	-6.2%
Total Wireless Lines	275,798	279,369	-1.3%	279,013	-1.2%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of December 2018
	Total(1) (Thousands)
Country	Dec ’18	Sep ’18	Var.%	Dec ’17	Var.%
Argentina, Paraguay and Uruguay	775	743	4.3%	670	15.7%
Austria & CEE	6,261	6,182	1.3%	6,036	3.7%
Brazil	35,285	35,602	-0.9%	35,904	-1.7%
Central America	6,465	6,121	5.6%	5,811	11.3%
Caribbean	2,546	2,571	-1.0%	2,700	-5.7%
Chile	1,424	1,399	1.8%	1,354	5.2%
Colombia	7,171	7,074	1.4%	6,753	6.2%
Ecuador	384	378	1.7%	367	4.7%
Mexico	22,337	21,801	2.5%	21,851	2.2%
Peru	1,472	1,460	0.8%	1,398	5.3%
Total RGUs	84,120	83,333	0.9%	82,844	1.5%
(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

In the fourth quarter, amid continued economic expansion in the U.S. and strong employments gains, renewed fears about impending interest rate increases by the Fed surfaced again leading to a significant depreciation of equities and other financial assets and to the strengthening of the dollar against most currencies. Other than the Brazilian real, that recovered by nearly 4% from its election-driven lows, all other currencies in Latin America were down vs. the U.S. dollar, with the Colombian peso falling on average 6.4% from the previous quarter and the Mexican peso 4.1%.

Revenues of 262 billion pesos were nearly flat in Mexican peso terms from the year-earlier quarter. At constant exchange rates, service revenues expanded 3.0%, roughly the same pace observed the prior quarter, as the acceleration of service-revenue growth in Colombia, the U.S. and Argentina was compensated by a slight deceleration in Brazil and Mexico, stemming from aggressive holiday promotions that included large allotments of data and airtime.

Mobile service revenues accelerated in the U.S.—it was their best performance in at least six quarters— Argentina and the Dominican Republic. On the fixed-line platform, Colombia, Chile and Ecuador maintained their positive trend. Brazil’s, while still slightly negative, improved from the prior quarters, but this was not the case in Mexico.

Fixed-broadband and mobile postpaid were the main drivers of revenue growth, increasing 9.5% and 7.9%, respectively, followed by mobile prepaid revenues, up 3.2%. On the other hand, PayTV revenues were down 2.5% .

EBITDA came in at 70.6 billion pesos in the quarter. As with service revenues, EBITDA was almost flat year-on-year in Mexican peso terms, whereas at constant exchange rates, it rose 6.8%. The latter figure includes the net effect of the release of certain provisions in Brazil and some new charges in Central America. Correcting for one-off moves, EBITDA increased by 6.1%, slightly less than it had the prior quarter when correcting for one-off moves. Greater commercial dynamism in certain countries including Mexico, Brazil, Colombia and the U.S. ended up dampening the expansion of EBITDA relative to the third quarter.

Our operating profit increased by 25.6% to 35.9 billion pesos, partly reflecting reduced depreciation charges in Brazil stemming from a thorough revision of the useful lives of various assets. Our comprehensive financing costs were down 68% from the year-earlier quarter to 12.1 billion pesos. This reduction arises from the release of provisions in Brazil linked to the judicial resolution of tax disputes in which our old subsidiary Embratel had claimed that PIS-Cofins taxes should not be considered as part of the base for the computation of the ICMS value-added taxes.

We obtained a net profit of 9.5 billion pesos in the quarter, bringing the total for the year to 45.7 billion pesos, 8.4% more than a year before.

América Móvil’s Income Statement (in accordance with IFRS) Millions of Mexican pesos
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17*	Var.%
Service Revenues	217,163	220,920	-1.7%	867,765	878,411	-1.2%
Equipment Revenues	44,812	42,939	4.4%	155,099	143,222	8.3%
Total Revenues	261,975	263,859	-0.7%	1,022,864	1,021,634	0.1%
Cost of Service	81,540	81,463	0.1%	324,827	326,181	-0.4%
Cost of Equipment	51,454	49,540	3.9%	177,283	170,154	4.2%
Selling, General & Administrative Expenses	58,298	59,718	-2.4%	226,715	238,883	-5.1%
Others	66	2,594	-97.5%	8,428	7,549	11.6%
Total Costs and Expenses	191,358	193,314	-1.0%	737,253	742,768	-0.7%
EBITDA	70,618	70,544	0.1%	285,611	278,866	2.4%
% of Total Revenues	27.0%	26.7%		27.9%	27.3%
Depreciation & Amortization	34,744	41,984	-17.2%	151,995	160,175	-5.1%
EBIT	35,874	28,560	25.6%	133,616	118,691	12.6%
% of Total Revenues	13.7%	10.8%		13.1%	11.6%
Net Interest Expense	1,344	7,080	-81.0%	20,948	27,375	-23.5%
Other Financial Expenses	-5,255	-6,995	24.9%	14,624	1,944	n.m.
Foreign Exchange Loss	15,998	37,244	-57.0%	4,538	13,819	-67.2%
Comprehensive Financing Cost (Income)	12,087	37,329	-67.6%	40,109	43,138	-7.0%
Income & Deferred Taxes	13,998	2,131	n.m.	45,895	30,691	49.5%
Net Income before Minority
Interest and Equity Participation in Results	9,788	-10,899	189.8%	47,611	44,862	6.1%
of Affiliates
Equity Participation in Results of Affiliates	24	10	129.6%	0	91	-99.7%
Minority Interest	-293	326	-189.9%	-1,951	-2,829	31.1%
Net Income	9,518	-10,563	190.1%	45,661	42,124	8.4%
*2017 figures do not include the expense item associated with the arbitrage ruling in Colombia paid in August.
All figures exclude the effect of IFRS 15 for comparison purposes.
n.m. Not meaningful

Our capital expenditures totaled 152 billion pesos throughout 2018 whereas our overall shareholder distributions—share buybacks and net dividend payments—totaled 21.0 billion pesos. We directed a significant part of our cash flow to the reduction of liabilities, funneling a total of 14.3 billion pesos to pension obligations and 41.6 billion pesos to our net debt. Altogether, and after taking into account foreign exchange variations on the peso value of our outstanding obligations, our net debt came down by 46.2 billion pesos from the close of 2017, to 568.2 billion pesos, equivalent to 1.88 times the year’s EBITDA.

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Dec '18	Dec '17	Var.%		Dec '18	Dec '17	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	70,676	83,391	-15.2%	Short Term Debt*	96,231	51,746	86.0%
Term Ivestments
Accounts Receivable	195,982	201,814	-2.9%	Accounts Payable	298,761	291,029	2.7%
Other Current Assets	20,439	18,221	12.2%	Other Current Liabilities	78,048	70,562	10.6%
Inventories	39,864	38,810	2.7%		473,040	413,336	14.4%
	326,961	342,235	-4.5%

Non Current Assets				Non Current Liabilities
Plant & Equipment	629,088	676,343	-7.0%	Long Term Debt	542,692	646,139	-16.0%
Investments in Affiliates	3,133	3,735	-16.1%	Other Liabilities	158,619	166,103	-4.5%
					701,311	812,242	-13.7%
Deferred Assets
Goodwill (Net)	145,566	151,463	-3.9%
Intangible Assets	100,338	123,242	-18.6%	Shareholder's Equity	208,286	260,634	-20.1%
Deferred Assets	177,551	189,193	-6.2%

Total Assets	1,382,637	1,486,212	-7.0%	Total Liabilities and Equity	1,382,637	1,486,212	-7.0%
All figures exclude the effect of IFRS 15 for comparison purposes.
*Includes current portion of Long Term Debt.

Financial Debt of América Móvil* Millions
	Dec -18(2)	Dec -17(1)
Peso - denominated debt (MxP)	72,501	83,192
Bonds and other securities	68,001	70,692
Banks and others	4,500	12,500
U.S. Dollar - denominated debt (USD)	9,947	10,084
Bonds and other securities	9,353	9,353
Banks and others	594	732
Euro - denominated Debt (EUR)	11,281	13,164
Bonds and other securities	11,036	13,164
Banks and others	245	0
Sterling - denominated Debt (GBP)	2,750	2,750
Bonds and other securities	2,750	2,750
Reais - denominated Debt (BRL)	6,480	4,234
Bonds and other securities	6,475	3,500
Banks and others	5	734
Debt denominated in other currencies (MxP)	14,203	17,864
Bonds and other securities	6,240	17,765
Banks and others	7,963	99
Total Debt (MxP)	638,922	712,137
Cash, Marketable Securities and Short Term Financial Investments (MxP)	70,676	83,391
Net Debt (MxP)	568,246	628,746
*This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

(1) The debt figures include the face value amount of the outstanding América Móvil hybrid bonds (1,450M euros and 550M sterling) and includes 600 million euros of Telekom Austria hybrid bonds. In prior tables Telekom Austria hybrid bond had been presented as equity and did not appear as debt.

(2) On February 2018, TKA called its 600 million euro hybrid bond and on September AMX called its 900 million euro hybrid bond.

Mexico

We added 744 thousand net mobile subscribers, 38% more than in the year-earlier quarter, to finish the year with 75.4 million mobile subscribers. Postpaid net adds came in at 197 thousand subscribers, bringing our postpaid base up 5.8 in the period. Prepaid net additions of 547 thousand were 63% higher than a year before. On the fixed-line platform RGUs totaled 22.3 million—a 2.2% year-on-year increase—after adding 248 thousand broadband subscribers.

Fourth quarter revenues were up 5.3% to 75.8 billion pesos, with mobile service revenues expanding 7.6% even though Christmas promotions had considerable allotments of data and airtime. On the prepaid segment, revenues accelerated to a pace of 7.6% whereas postpaid revenues maintained their trend, expanding 6.6% year-on-year. Mobile ARPU reached 150 pesos and was up 5.7% in the period.

Fixed-line service revenues decreased 5.1% on the back of an 11% reduction in international long-distance revenue and a 25.9% decline in interconnection revenues. On the other hand, fixed broadband revenues were up 0.8% and corporate network revenues, 3.1%.

EBITDA rose 3.3% from the year-earlier quarter to 23.9 billion pesos. Relative to total revenues, the EBITDA margin was slightly off, 0.6 percentage points, to 31.5% but this effect was mostly to do with the notable increase in equipment revenues in the quarter, partly reflecting the sales of TVs and other electronic device through Telmex. Relative to service revenues, the EBITDA margin actually rose by 0.3 percentage points. The EBITDA margin for the full year rose 1.4 percentage points.

We continue to benefit from mobile number portability as Telcel remains the leader in coverage, quality and technology. In 2018, we launched our 4.5G network—the only 4.5G Network in the country—that covers 74 cities offering the best customer experience.

INCOME STATEMENT (in accordance with IFRS) - Mexico Millions of MxP
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Total Revenues	75,827	72,036	5.3%	285,266	267,586	6.6%
Total Service Revenues	53,542	51,932	3.1%	212,488	202,993	4.7%
Wireless Revenues	54,164	49,770	8.8%	199,040	177,855	11.9%
Service Revenues	33,607	31,225	7.6%	131,506	119,973	9.6%
Equipment Revenues	20,231	18,489	9.4%	66,418	57,362	15.8%
Fixed Line and Other Revenues	21,663	22,266	-2.7%	86,226	89,731	-3.9%
EBITDA	23,865	23,097	3.3%	94,624	84,996	11.3%
% total revenues	31.5%	32.1%		33.2%	31.8%
EBIT	17,137	15,535	10.3%	65,462	55,195	18.6%
%	22.6%	21.6%		22.9%	20.6%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Mexico Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers (thousands)	75,448	73,855	2.2%
Postpaid	13,512	12,766	5.8%
Prepaid	61,936	61,090	1.4%
MOU	526	494	6.4%
ARPU (MxP)	150	142	5.7%
Churn (%)	4.4%	4.5%	(0.1)
Revenue Generating Units (RGUs)*	22,337	21,851	2.2%
Fixed Lines	12,715	12,584	1.0%
Broadband	9,622	9,267	3.8%
*Fixed Line and Broadband.

Argentina, Paraguay and Uruguay

We gained 135 thousand net additions in the fourth quarter—48.1% more than in the prior year—to finish December with 24.3 million wireless subscribers, up 0.7%. On the postpaid segment our base grew 3.0% annually, after postpaid net additions of 45 thousand in the period. We also had 775 thousand fixed RGUs, an increase of 15.7% year-on-year driven by broadband accesses that were up 29.7%.

Fourth quarter revenues of 19.1 billion Argentinean pesos were 36.9% higher than in the year-earlier quarter, with service revenues rising 39.2%. Equipment revenues rose 28.2% over the year. Although from a small base, fixed line revenues more than doubled on the back of strong demand from both corporate and residential clients.

EBITDA increased 41.7% year-on-year to 6.5 billion Argentinean pesos. We have been very focused on containing costs in the face of rising inflation and managed to post a 1.1 percentage points increase in our EBITDA margin that reached 33.9%.

We continue with the rollout of 4G -LTE networks to offer the best coverage, quality and speed. We have been investing heavily on the deployment of fiber to provide top line convergent solutions.

INCOME STATEMENT (in accordance with IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Total Revenues	19,092	13,943	36.9%	65,987	49,700	32.8%
Total Service Revenues	15,394	11,058	39.2%	53,144	40,792	30.3%
Wireless Revenues	17,393	13,151	32.3%	61,061	46,723	30.7%
Service Revenues	13,644	10,259	33.0%	48,119	37,769	27.4%
Equipment Revenues	3,698	2,885	28.2%	12,844	8,908	44.2%
Fixed Line and Other Revenues	1,854	864	114.6%	5,411	3,241	66.9%
EBITDA	6,473	4,569	41.7%	23,212	17,188	35.0%
% total revenues	33.9%	32.8%		35.2%	34.6%
EBIT	5,045	3,518	43.4%	18,098	13,341	35.7%
%	26.4%	25.2%		27.4%	26.8%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Argentina, Paraguay & Uruguay Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers (thousands)	24,264	24,091	0.7%
Postpaid	2,466	2,394	3.0%
Prepaid	21,799	21,697	0.5%
MOU	78	86	-8.8%
ARPU (ARP)	187	140	33.4%
Churn (%)	2.0%	2.0%	0.0
Revenue Generating Units (RGUs)*	775	670	15.7%
*Fixed Line, Broadband and Television.

Brazil

Leading market share growth in the postpaid segment, Claro added 1.2 million mobile postpaid subs in the quarter to end the year with 23.5 million postpaid clients, 15.6% more than at the end of 2017. Brazil was our best performer in the development of a greater postpaid mobile subscriber base. In the same period we disconnected 3.8 million prepaid subs.

On the fixed-line platform we ended 2018 with 35.3 million RGUs after adding 82 thousand broadband clients and disconnecting 175 thousand voice and 224 thousand PayTV clients, mostly DTH.

Our revenues totaled 9.0 billion reais in the quarter, 0.8% more than a year before, as mobile service revenues expanded 7.3% and fixed-line service revenues declined by 1.3% from the year-earlier quarter—less than they had fallen in at least five quarters—as the effects of the country’s long economic recession are slowly left behind.

The most dynamic business line was fixed-broadband, which posted 15.3% revenue growth as Net Serviços continued to grow steadily; in the ultrabroadband market we captured 61.9% of the market’s new accesses. Then came mobile postpaid revenues, up 11.2% and prepaid revenues inching up 1.5% after a long period of stagnation—also a sign of the economic recovery. Altogether mobile ARPU rose 10.3% from the year before, to 17 reais.

At 2.9 billion reais, EBITDA was up 7.7% year-on-year, with the EBITDA margin increasing to 32.2% from 30.1% in the year-earlier quarter. The latter increase was driven partly by the release of provisions associated with tax disputes of our old subsidiary Embratel. Correcting for this, our EBITDA margin would have been 30.7% in the quarter, 0.6 percentage points higher than a year before. For the full year 2018 the EBITDA margin increased 1.4 percentage points in relation to the prior year.

We hit a record high on mobile number portability for postpaids in the fourth quarter. Claro is attracting high value customers with top convergent solutions running on the fastest network in Brazil. Our networks offer the greatest 4G and 4.5G coverage in the country.

INCOME STATEMENT (in accordance with IFRS) - Brazil Millions of BrL
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Total Revenues	9,010	8,937	0.8%	35,655	35,478	0.5%
Total Service Revenues	8,815	8,769	0.5%	35,041	34,864	0.5%
Wireless Revenues	3,264	3,051	7.0%	12,673	11,674	8.6%
Service Revenues	3,069	2,860	7.3%	12,062	11,017	9.5%
Equipment Revenues	195	168	15.7%	614	614	0.0%
Fixed Line and Other Revenues	5,746	5,887	-2.4%	22,982	23,805	-3.5%
EBITDA	2,898	2,689	7.7%	11,333	10,130	11.9%
% total revenues	32.2%	30.1%		31.8%	28.6%
EBIT	1,175	577	103.5%	3,281	1,484	121.0%
%	13.0%	6.5%		9.2%	4.2%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Brazil Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers (thousands)	56,416	59,022	-4.4%
Postpaid	23,506	20,335	15.6%
Prepaid	32,910	38,687	-14.9%
MOU(1)	118	103	14.8%
ARPU (BrL)	17	16	10.3%
Churn (%)	5.7%	4.7%	1.0
Revenue Generating Units (RGUs)*	35,285	35,904	-1.7%
*Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

We ended the year with 6.7 million wireless subscribers, 4.0% less than a year before after net disconnections of 165 thousand prepaid subs. Conversely, our contract base rose 9.6%. Fixed-line RGUs came in at 1.4 million, up 5.2% with broadband accesses rising 8.0%.

Total revenues declined 3.0% as compared to the prior year, to 221 million Chilean pesos, with service revenues falling 0.7%. Wireless service revenues declined 4.4% pulled down by prepaid revenues that plummeted from the year-earlier quarter. Competition in the prepaid segment intensified in the second half of 2018 and peaked in the Christmas season. On the postpaid segment we have introduced some unique features in our plans and have been able to maintain stable revenues.

Fixed-line revenues increased 5.3% on an annual basis and now represent almost 40% of the total. We have seen very solid growth on the corporate segment offering cloud services and tailor-made solutions. On the residential division we resumed the build out of homes-passed in 2018, which has enabled us to grow broadband revenues by 3.1% and PayTV revenues by 1.7%.

EBITDA rose 9.8% year-over-year and reached 38.6 billion Chilean pesos. The EBITDA margin stood at 17.4%, two percentage points higher than the prior year. In a very competitive environment, we continue to focus our efforts on controlling costs and generating operating efficiencies.

INCOME STATEMENT (in accordance with IFRS) - Chile Millions of ChPL
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Total Revenues	221,240	227,982	-3.0%	843,905	851,278	-0.9%
Total Service Revenues	190,077	191,466	-0.7%	760,998	746,117	2.0%
Wireless Revenues	144,545	155,164	-6.8%	544,945	565,408	-3.6%
Service Revenues	113,056	118,221	-4.4%	461,239	459,790	0.3%
Equipment Revenues	31,162	36,516	-14.7%	82,907	105,161	-21.2%
Fixed Line and Other Revenues	76,695	72,818	5.3%	298,960	285,869	4.6%
EBITDA	38,568	35,117	9.8%	151,726	123,252	23.1%
% total revenues	17.4%	15.4%		18.0%	14.5%
EBIT	-18,229	-19,194	5.0%	-75,351	-89,884	16.2%
%	-8.2%	-8.4%		-8.9%	-10.6%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Chile Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers (thousands)	6,707	6,985	-4.0%
Postpaid	2,080	1,897	9.6%
Prepaid	4,627	5,088	-9.1%
MOU	176	174	0.8%
ARPU (ChP)	5,554	5,841	-4.9%
Churn (%)	6.8%	5.7%	1.1
Revenue Generating Units (RGUs)*	1,424	1,354	5.2%
*Fixed Line, Broadband and Television.

Colombia

Our wireless subscriber base rose 1.1% annually to reach 29.7 million subs at year-end. We added 448 thousand subs including 50 thousand contract clients taking our postpaid base up 3.7%. Fixed RGUs came in at 7.2 million—6.2% more than last year—after connecting 34 thousand new broadband accesses and 23 thousand PayTV units.

Fourth quarter revenues grew 2.8% year-on-year to nearly three trillion Colombian pesos. Service revenues rose 2.4% on the back of fixed service revenues—which account for 37% of the total—that expanded 8.6%. Fixed broadband revenues continued to accelerate, increasing 11.0%, while voice revenues and PayTV revenues were up 7.3% and 6.5%, respectively.

Mobile service revenues declined 1.7% in the quarter. Our postpaid revenues were up 0.6%, but declined 9.3% on the prepaid segment, which has become very competitive following the introduction of virtual players.

Leveraging our convergent platform and containing commercial costs we managed to increase our EBITDA 3.5% over the year bringing the figure for the quarter to 1.2 trillion Colombian pesos. The EBITDA margin stood at 40.1%, 30 basis points more than the prior year.

We have kept on investing in our platforms to offer the best coverage, quality and speed, and this has enabled us to make greater progress in mobile number portability.

INCOME STATEMENT (in accordance with IFRS) - Colombia Billions of COP
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17**	Var.%
Total Revenues	2,998	2,918	2.8%	11,580	11,290	2.6%
Total Service Revenues	2,356	2,300	2.4%	9,262	9,109	1.7%
Wireless Revenues	2,101	2,106	-0.3%	8,110	8,129	-0.2%
Service Revenues	1,461	1,486	-1.7%	5,822	5,925	-1.7%
Equipment Revenues	621	608	2.1%	2,251	2,149	4.7%
Fixed Line and Other Revenues	897	812	10.6%	3,470	3,161	9.8%
EBITDA	1,203	1,163	3.5%	4,707	4,499	4.6%
%	40.1%	39.8%		40.6%	39.8%
EBIT	670	664	0.9%	2,660	2,589	2.8%
%	22.4%	22.8%		23.0%	22.9%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
**2017 figures do not include the expense item associated with the arbitrage ruling in Colombia paid in August 2017.

Colombia Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers* (thousands)	29,681	29,353	1.1%
Postpaid	6,937	6,688	3.7%
Prepaid	22,744	22,665	0.4%
MOU(1)	225	202	11.2%
ARPU (COP)	16,568	16,915	-2.0%
Churn (%)	4.9%	4.7%	0.2
Revenue Generating Units (RGUs)**	7,171	6,753	6.2%
*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
**Fixed Line, Broadband and Television.
(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Ecuador

We finished the year with 8.2 million wireless subscribers, 3.6% more than a year before after adding 85 thousand subs. On the fixed segment we had 384 thousand RGUs, 4.7% above last year.

Fourth quarter revenues of 330 million dollars were 3.1% higher than a year before, supported by equipment revenues that rose 38.0%. Competitive conditions in the mobile market in Ecuador continued to be intense. On the fixed-line platform service revenues were up 5.2% annually to 21 million dollars, with broadband revenues increasing 9.1%.

EBITDA declined 4.3% to 137 million dollars. This figure reflects a provision of regulatory contingencies in the absence of which EBITDA would have risen 1.7% relative to the year-earlier quarter. The EBITDA margin for the period was equivalent to 41.6% of revenues.

INCOME STATEMENT (in accordance with IFRS) - Ecuador Millions of Dollars
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Total Revenues	330	320	3.1%	1,309	1,311	-0.2%
Total Service Revenues	275	280	-1.6%	1,104	1,130	-2.3%
Wireless Revenues	308	299	3.1%	1,222	1,228	-0.5%
Service Revenues	254	260	-2.1%	1,022	1,052	-2.9%
Equipment Revenues	53	39	38.0%	200	176	13.6%
Fixed Line and Other Revenues	22	21	3.6%	87	83	4.8%
EBITDA	137	143	-4.3%	519	522	-0.6%
% total revenues	41.6%	44.9%		39.7%	39.8%
EBIT	86	88	-2.2%	313	310	0.9%
%	26.2%	27.7%		23.9%	23.7%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Ecuador Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers (thousands)	8,246	7,960	3.6%
Postpaid	2,622	2,547	2.9%
Prepaid	5,624	5,413	3.9%
MOU	437	353	23.7%
ARPU (US$)	10	10	0.2%
Churn (%)	4.3%	7.3%	(2.9)
Revenue Generating Units (RGUs)*	384	367	4.7%
*Fixed Line, Broadband and Television.

Peru

With 12.1 million subscribers, our wireless base declined 2.4% relative to December 2017 following disconnections of 612 thousand subscribers in the fourth quarter. On the fixed-line segment, RGUs grew 5.3% to 1.5 million, with broadband accesses rising nearly 10% in the period.

Total revenues of 1.4 billion soles were 2.8% lower than in the prior year, with equipment revenues rising 16% and service revenues declining 6.1%. Wireless service revenues fell 8.6% relative to the prior year on account of an interconnection cut of 62% and the introduction of more competitive commercial promotions. On the fixed-line platform, service revenues were 0.8% lower than a year before; they account for 19% of total service revenues.

Fourth quarter EBITDA came in at 339 million soles, 10.6% higher than in the prior year. The improvement is based mostly on a net reduction of interconnection costs, and an important decline in subsidies, which are high in Peru.

INCOME STATEMENT (in accordance with IFRS) - Peru Millions of Soles
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Total Revenues	1,350	1,389	-2.8%	5,253	5,436	-3.4%
Total Service Revenues	1,108	1,180	-6.1%	4,437	4,694	-5.5%
Wireless Revenues	1,140	1,177	-3.1%	4,414	4,590	-3.8%
Service Revenues	877	960	-8.6%	3,559	3,812	-6.6%
Equipment Revenues	242	209	16.0%	815	739	10.2%
Fixed Line and Other Revenues	210	213	-1.1%	839	846	-0.8%
EBITDA	339	307	10.6%	1,252	1,255	-0.3%
% total revenues	25.1%	22.1%		23.8%	23.1%
EBIT	113	124	-8.3%	476	511	-7.0%
%	8.4%	8.9%		9.1%	9.4%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Peru Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers (thousands)	12,098	12,392	-2.4%
Postpaid	4,093	4,157	-1.5%
Prepaid	8,005	8,235	-2.8%
MOU	249	221	12.7%
ARPU (Sol)	24	26	-9.7%
Churn (%)	7.3%	6.4%	0.9
Revenue Generating Units (RGUs)*	1,472	1,398	5.3%
*Fixed Line, Broadband and Television

Central America

Our combined operations in Central America ended the year with 14.4 million wireless subscribers after net disconnections of 1.6 million subscribers—almost all prepaid—that resulted from a clean up of our subscriber base. Most of the disconnections, 1.3 million, came from Honduras and Nicaragua. On the fixed-line platorm we increased by 11.3% the number of RGUs, to 6.5 million, with solid growth of broadband accesses, up 16.0% year-on-year.

Total revenues for the block came down 3.8% with service revenues declining 3.2%. At constant exchange rates, service revenues would have increased 0.4% and total revenues would have been down 0.2% as a result of equipment revenue losses.

Mobile service revenues came down 2.7%. We saw a sharp decline in Nicaragua given the overall situation of the country. Fixed service revenues declined 4.4% relative to the precedent year as voice revenues dropped 14.3%. Long distance revenues continued to fall but now represent only 2% of fixed service revenues. Broadband and PayTV revenues increased 3.4% and 1.3%, respectively, in spite of the decline observed in Nicaragua.

EBITDA of 177 million dollars was 15.9% lower than a year before, dragged by Nicaragua and Honduras. We booked in the quarter extraordinary charges in Honduras derived from tax credits that are currently under litigation with the tax authorities. Aditionally, in the fourth quarter of 2017, we cancelled miscellaneous provisions in Guatemala and Honduras. Correcting for the aforementioned one-time items, EBITDA would have been 7.3% below last year. Fourth quarter EBITDA margin stood at 30.4%.

INCOME STATEMENT (in accordance with IFRS) - Central America Millions of Dollars
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Total Revenues	582	605	-3.8%	2,353	2,332	0.9%
Total Service Revenues	524	541	-3.2%	2,129	2,133	-0.2%
Wireless Revenues	394	408	-3.5%	1,580	1,551	1.8%
Service Revenues	344	354	-2.7%	1,390	1,383	0.5%
Equipment Revenues	50	54	-7.8%	190	166	14.0%
Fixed Line and Other Revenues	188	199	-5.5%	774	791	-2.2%
EBITDA	177	210	-15.9%	767	817	-6.1%
% total revenues	30.4%	34.8%		32.6%	35.0%
EBIT	66	86	-23.4%	302	305	-0.8%
%	11.3%	14.2%		12.9%	13.1%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Central America Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers (thousands)	14,364	15,927	-9.8%
Postpaid	2,364	2,400	-1.5%
Prepaid	12,000	13,527	-11.3%
MOU(1)	157	162	-3.5%
ARPU (US$)	8	8	-1.6%
Churn (%)	9.1%	6.8%	2.3
Revenue Generating Units (RGUs)*	6,465	5,811	11.3%
*Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Caribbean

Our operations in the Caribbean added 77 thousand wireless subscribers bringing the base to 5.9 million at the end of December, 4.4% above the precedent year. On the fixed-line platform the Dominican operation increased its RGU base by 1.5% while in Puerto Rico we had disconnections of 36 thousand RGUs. Total accesses came in at 2.5 million, 5.7% below 2017.

Total revenues in the Dominican Republic increased 4.9% with equipment revenues rising 17.3% and service revenues growing 4.6%. Wireless service revenue growth continued to accelerate in the last quarter on the back of data growth, especially in the prepaid segment. Fixed-line service revenues were 1.4% higher than a year before as broadband and PayTV revenues more than compensated for the decline in fixed voice revenues. EBITDA in the island was up 6.1% and reached 5.5 billion Dominican pesos, equivalent to 45.3% of revenues.

Service revenues in Puerto Rico continued to recover and were close to the levels observed prior to hurricane Maria. On the wireless segment, service revenues grew 4.7% relative to the same quarter of last year mostly driven by postpaid revenues. On the fixed platform, in which service took longer to be reinstated after the hurricane, revenues increased 29.0% with a strong performance of broadband revenues. EBITDA came in at 31 million dollars and the EBITDA margin stood at 13.6%. A year before, Puerto Rico had posted an EBITDA loss.

INCOME STATEMENT (in accordance with IFRS) - Caribbean Millions of Dollars
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Total Revenues	467	448	4.3%	1,879	1,847	1.7%
Total Service Revenues	433	376	15.1%	1,714	1,611	6.4%
Wireless Revenues	245	279	-12.0%	1,011	1,055	-4.2%
Service Revenues	219	211	3.7%	866	839	3.2%
Equipment Revenues	31	69	-54.4%	152	219	-30.7%
Fixed Line and Other Revenues	221	169	31.2%	867	792	9.6%
EBITDA	140	100	40.8%	549	533	2.9%
% total revenues	30.0%	22.2%		29.2%	28.9%
EBIT	80	26	207.5%	292	256	14.4%
%	17.2%	5.8%		15.6%	13.8%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Caribbean Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers (thousands)	5,887	5,637	4.4%
Postpaid	1,935	1,865	3.7%
Prepaid	3,952	3,772	4.8%
MOU(1)	255	234	8.9%
ARPU (US$)	13	13	-1.4%
Churn (%)	3.5%	3.9%	-0.4
Revenue Generating Units (RGUs)*	2,546	2,700	-5.7%
*Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

United States

Our subscriber base ended December with 21.7 million subscribers—6.2% lower than in the prior year—following net disconnections of 106 thousand. Excluding SafeLink, we registered net additions of 66 thousand subscribers.

Total revenues of two billion dollars rose 3.1% over the year with service revenues increasing 2.7%. ARPU was up 10.8% to 26 dollars per subscriber as the mix of clients continued to shift towards high usage brands.

EBITDA of 160 million dollars declined 9.1% year-on-year, partly on account of much better subscriber figures than in the year-earlier quarter when we had net disconnections of 600 thousand subs. The EBITDA margin stood at 8.0% of revenues.

INCOME STATEMENT (in accordance with IFRS) - United States Millions of Dollars
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Total Revenues	2,000	1,939	3.1%	7,967	7,843	1.6%
Service Revenues	1,694	1,649	2.7%	6,747	6,740	0.1%
Equipment Revenues	306	289	5.6%	1,219	1,101	10.7%
EBITDA	160	176	-9.1%	622	739	-15.9%
% total revenues	8.0%	9.1%		7.8%	9.4%
EBIT	140	145	-3.2%	541	655	-17.4%
%	7.0%	7.5%		6.8%	8.4%

United States Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers (thousands)	21,688	23,132	-6.2%
Straight Talk	9,176	8,734	5.1%
SafeLink	2,871	4,216	-31.9%
Other Brands	9,641	10,182	-5.3%
MOU	555	514	8.1%
ARPU (US$)	26	24	10.8%
Churn (%)	4.0%	4.6%	(0.6)

Telekom Austria Group

Our operations in Europe ended the year with 21 million wireless subscribers after net disconnections of 99 thousand prepaid subs; most of them in Bulgaria as a result of measures introduced in 2018 related to the registration of prepaid lines. Our postpaid subscriber base increased 4.1% with growth in all markets boosted by A1 digital M2M subscriber growth and high demand of mobile WiFi routers. Fixed RGUs rose 3.7% driven by CEE markets.

Total group revenues, 1.2 billion euros, rose 3.1% year-on-year. The annual comparison is affected by minor one-off effects, most of them booked in the last quarter of 2017, and by foreign exchange variations stemming mostly from Belarus. Adjusting for these, revenues would have been 3.9% higher than a year before.

In Austria, service revenues increased 3.8% as compared to the prior year. The fixed line segment outpaced mobile as we saw solid growth of corporate solutions and connectivity products. Mobile service revenues were up 3.4% driven by high-value clients and greater adoption of mobile WiFi.

In CEE we saw strong service revenue growth in Bulgaria, Croatia, Serbia and Macedonia. Slovenia remains a challenging market on the mobile segment while in Belarus we had great improvements in the fixed-line segment.

Fourth quarter EBITDA rose 1.6% over the year. EBITDA includes 13.9 million euros related to restructuring charges in Austria. In absence of such charges in both 4Q18 and 4Q17, EBITDA growth would have been 8.3% higher than a year before. Almost all operations had a positive contribution. EBITDA growth has been the result of our ability to grow service revenues while keeping costs at check.

INCOME STATEMENT (in accordance with IFRS) - A1 Telekom Austria Group - Proforma Millions of Euros
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Total Revenues	1,165	1,130	3.1%	4,466	4,389	1.8%
Total service revenues	974	940	3.6%	3,828	3,781	1.3%
Wireless service revenues	537	525	2.3%	2,152	2,139	0.6%
Fixed-line service revenues	437	415	5.2%	1,677	1,642	2.1%
Equipment revenues	170	162	5.3%	546	504	8.3%
Other operating income	21	28	-24.0%	92	103	-10.9%
EBITDA	293	288	1.6%	1,381	1,399	-1.3%
% total revenues	25.1%	25.5%		30.9%	31.9%
EBIT	92	-20	n.m.	424	444	-4.6%
% total revenues	7.9%	-1.8%		9.5%	10.1%
For further detail please visit www.a1.group/en/investor-relations

A1 Telekom Austria Group Operating Data (in accordance with IFRS)
	4Q18	4Q17	Var.%
Wireless Subscribers (thousands)	21,000	20,658	1.7%
Postpaid	16,216	15,581	4.1%
Prepaid	4,784	5,077	-5.8%
MOU(1)	357	342	4.6%
ARPU (Euros)	9	8	0.7%
Churn (%)	2.0%	2.2%	(0.2)
Revenue Generating Units (RGUs)*	6,261	6,036	3.7%
*Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

América Móvil IFRS (includes IFRS 15 for 2018)

América Móvil’s Income Statement (in accordance with IFRS 15) Millions of Mexican pesos
	4Q18	4Q17	Var.%	Jan - Dic 18	Jan - Dic 17*	Var.%
Service Revenues	212,917	220,920	-3.6%	849,883	878,411	-3.2%
Equipment Revenues	49,342	42,939	14.9%	170,937	143,222	19.4%
Total Revenues	262,259	263,859	-0.6%	1,020,820	1,021,634	-0.1%
Cost of Service	81,539	81,463	0.1%	324,827	326,181	-0.4%
Cost of Equipment	51,631	49,540	4.2%	177,005	170,154	4.0%
Selling, General & Administrative Expenses	57,010	59,718	-4.5%	220,903	238,883	-7.5%
Others	66	2,594	-97.5%	8,428	7,549	11.6%
Total Costs and Expenses	190,246	193,314	-1.6%	731,162	742,768	-1.6%
EBITDA	72,013	70,544	2.1%	289,657	278,866	3.9%
% of Total Revenues	27.5%	26.7%		28.4%	27.3%
Depreciation & Amortization	34,744	41,984	-17.2%	151,995	160,175	-5.1%
EBIT	37,269	28,560	30.5%	137,662	118,691	16.0%
% of Total Revenues	14.2%	10.8%		13.5%	11.6%
Net Interest Expense	1,388	7,080	-80.4%	21,155	27,375	-22.7%
Other Financial Expenses	-5,255	-6,995	24.9%	14,624	1,944	n.m.
Foreign Exchange Loss	15,998	37,244	-57.0%	4,538	13,819	-67.2%
Comprehensive Financing Cost (Income)	12,131	37,329	-67.5%	40,317	43,138	-6.5%
Income & Deferred Taxes	14,217	2,131	n.m.	46,883	30,691	52.8%
Net Income before Minority
Interest and Equity Participation in Results	10,922	-10,899	200.2%	50,463	44,862	12.5%
of Affiliates
Equity Participation in Results of Affiliates	24	10	129.6%	0	91	-99.7%
Minority Interest	-293	326	-189.9%	-1,951	-2,829	31.1%
Net Income	10,652	-10,563	200.8%	48,512	42,124	15.2%
*2017 figures do not include the expense item associated with the arbitrage ruling in Colombia paid in August.
2017.n.m. Not meaningful

Balance Sheet (in accordance with IFRS 15) - América Móvil Consolidated Millions of Mexican Pesos
	Dec '18	Dec '17	Var.%		Dec '18	Dec '17	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	70,676	83,391	-15.2%	Short Term Debt*	96,231	51,746	86.0%
Term Ivestments
Accounts Receivable	205,171	201,814	1.7%	Accounts Payable	298,302	291,029	2.5%
Other Current Assets	35,832	18,221	96.7%	Other Current Liabilities	78,883	70,562	11.8%
Inventories	40,233	38,810	3.7%		473,415	413,336	14.5%
	351,913	342,235	2.8%

Non Current Assets				Non Current Liabilities
Plant & Equipment	629,088	676,343	-7.0%	Long Term Debt	542,692	646,139	-16.0%
Investments in Affiliates	3,133	3,735	-16.1%	Other Liabilities	167,589	166,103	0.9%
					710,281	812,242	-12.6%
Deferred Assets
Goodwill (Net)	145,566	151,463	-3.9%
Intangible Assets	100,338	123,242	-18.6%	Shareholder's Equity	230,195	260,634	-11.7%
Deferred Assets	183,853	189,193	-2.8%

Total Assets	1,413,891	1,486,212	-4.9%	Total Liabilities and Equity	1,413,891	1,486,212	-4.9%
*Includes current portion of Long Term Debt.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.
ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.
Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.
Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.
EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.
EBIT margin	The ratio of EBIT to total operating revenue.
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.
EBITDA margin	The ratio of EBITDA to total operating revenue.
EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.
Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.
Equity subscribers	Subscribers weighted by the economic interest held in each company.

Gross additions	Total number of subscribers acquired during the period.
Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.
LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.
Market share	A company’s subscriber base divided by the total number of subscribers in that country.
MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.
MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.
Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.
Net debt	Total short and long term debt minus cash and marketable securities.
Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.
Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.
Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.
SMS	Short Message Service.
SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
Mexico
EoP	19.68	19.79	-0.5%	19.68	19.79	-0.5%
Average	19.83	18.93	4.8%	19.24	18.94	1.6%
Brazil
EoP	3.87	3.31	17.1%	3.87	3.31	17.1%
Average	3.80	3.25	17.1%	3.65	3.19	14.4%
Argentina
EoP	37.70	18.65	102.2%	37.70	18.65	102.2%
Average	37.08	17.56	111.2%	28.07	16.56	69.6%
Chile
EoP	695	615	13.0%	695	615	13.0%
Average	680	633	7.4%	641	649	-1.1%
Colombia
EoP	3,250	2,984	8.9%	3,250	2,984	8.9%
Average	3,165	2,987	6.0%	2,955	2,952	0.1%
Guatemala
EoP	7.74	7.34	5.3%	7.74	7.34	5.3%
Average	7.72	7.34	5.2%	7.52	7.35	2.3%
Honduras
EoP	24.51	23.75	3.2%	24.51	23.75	3.2%
Average	24.37	23.69	2.9%	24.07	23.65	1.8%
Nicaragua
EoP	32.33	30.78	5.0%	32.33	30.78	5.0%
Average	32.13	30.60	5.0%	31.55	30.05	5.0%
Costa Rica
EoP	612	573	6.8%	612	573	6.8%
Average	605	571	5.9%	580	572	1.4%
Peru
EoP	3.37	3.25	3.9%	3.37	3.25	3.9%
Average	3.36	3.25	3.4%	3.29	3.26	0.8%
Paraguay
EoP	5,961	5,590	6.6%	5,961	5,590	6.6%
Average	5,940	5,642	5.3%	5,732	5,618	2.0%
Uruguay
EoP	32.41	28.81	12.5%	32.41	28.81	12.5%
Average	32.56	29.16	11.7%	30.73	28.68	7.2%
Dominican Republic
EoP	50.50	48.32	4.5%	50.50	48.32	4.5%
Average	50.37	48.08	4.8%	49.64	47.57	4.3%
Austria & CEE
EoP	0.87	0.83	4.7%	0.87	0.83	4.7%
Average	0.88	0.85	3.3%	0.85	0.89	-4.3%

Exchange Rates Local Currency Units per MxP
	4Q18	4Q17	Var.%	Jan - Dec 18	Jan - Dec 17	Var.%
USA
EoP	0.05	0.05	0.5%	0.05	0.05	0.5%
Average	0.05	0.05	-4.5%	0.05	0.05	-1.6%
Brazil
EoP	0.20	0.17	17.8%	0.20	0.17	17.8%
Average	0.19	0.17	11.8%	0.19	0.17	12.6%
Argentina
EoP	1.92	0.94	103.2%	1.92	0.94	103.2%
Average	1.87	0.93	101.6%	1.46	0.87	66.9%
Chile
EoP	35.3	31.1	13.6%	35.3	31.1	13.6%
Average	34.3	33.4	2.6%	33.3	34.3	-2.7%
Colombia
EoP	165	151	9.5%	165	151	9.5%
Average	160	158	1.2%	154	156	-1.4%
Guatemala
EoP	0.39	0.37	5.9%	0.39	0.37	5.9%
Average	0.39	0.39	0.4%	0.39	0.39	0.7%
Honduras
EoP	1.25	1.20	3.7%	1.25	1.20	3.7%
Average	1.23	1.25	-1.8%	1.25	1.25	0.2%
Nicaragua
EoP	1.64	1.56	5.6%	1.64	1.56	5.6%
Average	1.62	1.62	0.2%	1.64	1.59	3.4%
Costa Rica
EoP	31.08	28.94	7.4%	31.08	28.94	7.4%
Average	30.51	30.18	1.1%	30.15	30.21	-0.2%
Peru
EoP	0.17	0.16	4.4%	0.17	0.16	4.4%
Average	0.17	0.17	-1.3%	0.17	0.17	-0.8%
Paraguay
EoP	303	283	7.2%	303	283	7.2%
Average	300	298	0.5%	298	297	0.4%
Uruguay
EoP	1.65	1.46	13.1%	1.65	1.46	13.1%
Average	1.64	1.54	6.6%	1.60	1.51	5.5%
Dominican Republic
EoP	2.57	2.44	5.1%	2.57	2.44	5.1%
Average	2.54	2.54	0.0%	2.58	2.51	2.7%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2019

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer